UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA, pursuant to section 4.6.3.c).1 of the securities note regarding the issue of subordinated mandatory convertible bonds – December 2011 issued by BBVA (the “Convertible Bonds”), filed with the official records of the Spanish National Securities Exchange Commission (CNMV) on November 25, 2011 (the “Securities Note”), hereby reports that will proceed to the mandatory partial conversion of the Convertible Bonds outstanding by reducing the 50% of its nominal value on June 30, 2012.

The Conversion Ratio will be equal to the quotient between the nominal value subject to conversion (ie, €50) and the Conversion Price, that will be the arithmetic mean of the closing prices of the BBVA share on the SIBE exchange interconnection system corresponding to the five trading days prior to June 30, 2012, pursuant to section 4.6.3.b).(i) of the Securities Note.

Thus, the number of shares corresponding to each Convertible Bond holder as a consequence of the mandatory partial conversion will be the number resulting from multiplying the Conversion Ratio by the number of Convertible Bonds held. Should this operation result in fractions, the number will be rounded down to the nearest whole number of shares and BBVA will pay the fractions in cash on the same date on which the shares are filed in Iberclear under the investor’s name.

Madrid, June 22, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 22, 2012	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital and Funding Management Director